                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                       NETWORK-1 SECURITY SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   64121N-10-9
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 2, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

            Note. six copies of this statement,  including all exhibits,  should be filed with the Commission.  See Rule 13d-1(a) for other parties to who copies are to be sent.

                         (Continued on following pages)

--------
     1 The  remainder  of this cover  page  shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                        The information  required on the remainder of this cover
page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, see the Notes).

---------------------------                         ----------------------------
CUSIP No. 64121N-10-9                   13D            Page 2 of 8 Pages
---------------------------                         ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    FALCONSTOR SOFTWARE, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION
                     UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF      7      SOLE VOTING POWER
     SHARES
 BENEFICIALLY                   4,339,740*
OWNED BY EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER
                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                4,339,740*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     4,339,740*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     40.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                     CO
================================================================================
*           Assumes the conversion of all Series E Convertible  Preferred  Stock held by the Reporting Person only into Common Stock and the exercise of Warrants to purchase 2,169,870 shares of Common Stock held by the
            Reporting Person. Does not include the exercise or conversion of any
            other  derivative   security  of  the

---------------------------                         ----------------------------
CUSIP No. 64121N-10-9                   13D            Page 3 of 8 Pages
---------------------------                         ----------------------------

            Issuer.  If all derivative  securities are included in the numerator and denominator,  the Reporting Person would own 19.3% of the Issuer on a fully diluted basis.

---------------------------                         ----------------------------
CUSIP No. 64121N-10-9                   13D            Page 4 of 8 Pages
---------------------------                         ----------------------------

The following constitutes the initial Schedule 13D filed by FalconStor Software,
Inc. ("FalconStor").

Item 1.  Security and Issuer.
         -------------------

            This statement relates to the shares of common stock, $.01 par value
(the "Common Stock ") of Network-1 Security Solutions,  Inc. (the "Issuer"). The
Issuer's principal executive offices are located at 1601 Trapelo Road, Reservoir
Place, Waltham, Massachusetts 02451.

Item 2.  Identity and Background.
         -----------------------

            FalconStor  is a company  incorporated  in Delaware  with a business address of 125 Baylis Road, Suite 140, Melville, New York 11747. FalconStor is a
provider of storage  networking  infrastructure  software  and is managed by its
Board of Directors.

            The directors and executive officers of FalconStor are ReiJane Huai,
Lawrence S. Dolin,  Steven H. Owings,  Steven R. Fischer,  Jacob Ferng and Wayne
Lam. The business address of Messrs. Huai, Dolin, Owings, Fischer, Ferng and Lam
is c/o FalconStor's business address given above.

            Messrs. Huai, Dolin, Owings,  Fischer, Ferng and Lam are citizens of the United States of America.

            In  accordance  with the  provisions  of  General  Instruction  C to
Schedule 13D,  information  concerning  the executive  officers and directors of
FalconStor  is included in Schedule A hereto and is  incorporated  by  reference herein.

            The Reporting  Person and its directors and executive  officers have not been criminally  convicted in the past five years. They have not also been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction  which  resulted in a  judgement,  decree or final order  enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

            On October 2, 2001, FalconStor acquired 1,084,935 shares of Series E
Convertible Preferred Stock (the "Series E Preferred Stock") of the Issuer which are initially  convertible  into 2,169,870 shares of Common Stock of the Issuer.
In  connection  with such  purchase,  FalconStor  also  received  warrants  (the
"Warrants") to purchase 2,169,870 shares of Common Stock at an exercise price of
$1.27 per  share,  exercisable  commencing  October 2, 2001.  In  addition,  the
Reporting Person received  additional  warrants (the  "Additional  Warrants") to purchase 500,000 shares of Common Stock, exercisable commencing October 2, 2002.
The  aggregate  purchase  price of the  1,084,935  shares of Series E  Preferred
Stock,  acquired  by  FalconStor  is  $2,300,062.20.  FalconStor  paid  for such securities by using its working capital.

---------------------------                         ----------------------------
CUSIP No. 64121N-10-9                   13D            Page 5 of 8 Pages
---------------------------                         ----------------------------

Item 4. Purpose of Transaction.
        ----------------------

            The  Reporting  Person  acquired the Series E Preferred  Stock,  the
Warrants and Additional  Warrants for investment  purposes.  It presently has no plans or  proposals  which  would  relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) In  calculating  the  aggregate  percentage  of shares of Common
Stock  reported  owned by  FalconStor,  the  denominator is based upon 6,467,547 shares  of Common  Stock  outstanding,  which is the  total  number of shares of
Common  Stock  outstanding  as of August 16, 2001 as  reported  in the  Issuer's
Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001 and an additional  4,339,740  shares of Common Stock to reflect the  conversion  and exercise of all Series E Preferred  Stock and Warrants held by  FalconStor  into
Common Stock.  Except as indicated in the next  paragraph,  FalconStor  has sole voting  power with  respect to the shares of Common  Stock that it will  receive upon conversion of the Series E Preferred Stock.

            For so long as the  holders  of the  outstanding  shares of Series E
Preferred  Stock  own at  least  10% of the  voting  stock  of the  Issuer,  and
FalconStor owns any outstanding  shares of Series E Preferred Stock,  FalconStor agrees,  for all  actions  to be  voted  upon by the  holders  of the  Series  E
Preferred  Stock,  to vote all of its  outstanding  shares of Series E Preferred
Stock,  and all of its outstanding  shares,  if any, of Common Stock issued upon the  conversion  or  exercise  of its Series E  Preferred  Stock,  Warrants  and
Additional  Warrants,  in the same manner as the holders of the  majority of the
Series E  Preferred  Stock  excluding  the  Series E  Preferred  Stock  owned by
FalconStor.

            As of  the  close  of  business  on  October  11,  2001,  FalconStor beneficially owns 4,339,740 shares of Common Stock,  constituting  approximately
40.2% of the shares of Common  Stock  outstanding.  Such amount does not include
500,000  shares of Common Stock  issuable  upon the  exercise of the  Additional
Warrants.  In addition,  such amount does not include the exercise or conversion of any  derivative  securities of the Issuer not held by  FalconStor.  If all of such  derivative  securities were exercised or converted,  FalconStor  would own
19.3% of the shares of Common Stock outstanding.

            The  only  transaction  in the  last 60 days by  FalconStor  was the purchase of the Series E Preferred Stock,  the Warrants and Additional  Warrants
on October 2, 2001. Such purchase was made pursuant to a private transaction.

---------------------------                         ----------------------------
CUSIP No. 64121N-10-9                   13D            Page 6 of 8 Pages
---------------------------                         ----------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Issuer.

            See Item 5 and the Securities Purchase Agreement referred to in Item
7 for a description of the voting agreement between  FalconStor,  the Issuer and the other holders of the Series E Preferred Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

        1.  Securities  Purchase  Agreement  dated as of October 2, 2001 between the  Issuer  and the  Investors  of the  Series  E  Preferred  Stock
            including  FalconStor.  Such Securities  Purchase Agreement contains the voting agreement referred to in Items 5 and 6 hereof.

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CUSIP No. 64121N-10-9                   13D            Page 7 of 8 Pages
---------------------------                         ----------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief,  the  undersigned  certifies  that  the  information  set  forth in this statement is true, complete and correct.

Dated:  October 11, 2001                     FALCONSTOR SOFTWARE, INC.

                                             By: /s/  Jacob Ferng
                                                 -------------------------------
                                             Name:  Jacob Ferng
                                             Title: Vice President/Chief
                                                    Financial Officer

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CUSIP No. 64121N-10-9                   13D            Page 8 of 8 Pages
---------------------------                         ----------------------------

                                   SCHEDULE A

      Information Concerning Directors and Executive Officers of FalconStor

FalconStor  is managed by its Board of  Directors.  Information  concerning  its
Board of Directors and Executive Officers is given below:

            ReiJane Huai is a Director,  President and Chief Executive  Officer
            of FalconStor.

            Jacob  Ferng is a Vice  President  and Chief  Financial  Officer  of
            FalconStor.

            Wayne Lam is Vice President, Marketing of FalconStor.

            Steven H. Owings is a Director of  FalconStor.  Mr. Owings served as the chief executive  officer of ScanSource,  Inc., a value-added  distributor of
POS and bar code  products,  from  December  1992 to January  2000.  Mr.  Owings currently serves as chairman of the board of directors of ScanSource, Inc.

            Lawrence  S.  Dolin is a Director  of  FalconStor  and is  currently chairman,  president and chief executive officer of Noteworthy  Medical Systems,
Inc., a provider of computerized  patient record  software.  Mr. Dolin is also a general partner of Mordo Partners,  an investment  management  partnership and a director of Morgan's Foods, Inc.

            Steven R.  Fischer  is a Director  of  FalconStor  and is  currently president of Transamerica  Business Capital  Corporation,  which  specializes in secured lending for mergers, acquisitions and restructuring. Mr. Fischer is also a Director of ScanSource, Inc.

                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------

            AGREEMENT,  dated as of October 2, 2001,  by and  between  Network-1
Security Solutions,  Inc., a Delaware corporation with principal offices at 1601
Trapelo Road,  Waltham,  MA 02451 (the "Company"),  and the Investors  signatory hereto (collectively, the "Investors").

            WHEREAS,  each of the  Investors  and the  Company  desire  that the
Investors  purchase  (i) up to an  aggregate  of  3,191,037  shares  of Series E
Convertible Preferred Stock (the "Series E Preferred Stock") at a purchase price of $2.12 per  share,  equal to two (2) times the  average  closing  price of the
Company's  common  stock,  par value $.01 per share  (the  "Common  Stock"),  as reported on The Nasdaq  Small Cap Market for the five (5) trading  days prior to two (2) trading  days before the date hereof (the  "Purchase  Price"),  and (ii)
warrants to purchase up to 6,382,074  shares of Common Stock (the "Common  Stock
Purchase  Warrants"),  at an  exercise  price of $1.27 per share,  or 60% of the
Purchase Price, on the terms and subject to the conditions set forth herein. The shares of Common Stock issuable upon  conversion of the Series E Preferred Stock and exercise of the Common Stock Purchase  Warrants and the Additional  Warrants
(as  defined  below)  are  collectively  referred  to herein as the  "Underlying
Securities."

            NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency  of  which is  hereby  acknowledged,  the  parties  hereto  agree as follows:

                                   ARTICLE I.

                Issuance of Series E Preferred Stock and Warrants
                -------------------------------------------------

            I.1 Agreement to Purchase and Sell. At the initial closing  provided for in Section  I.2(a),  the Company will issue and sell to each  Investor  and, subject  to the terms and  conditions  of this  Agreement,  each  Investor  will purchase from the Company (i) the Series E Preferred Stock which shall have such rights,  powers and preferences as set forth in the Certificate of Designations,
Preferences  and Other  Rights and  Qualifications  attached as Exhibit A hereto
(the "Certificate of Designations"), and (ii) the Common Stock Purchase Warrants
in the  form  of  Exhibit  B  attached  hereto,  in the  amounts  opposite  such
Investor's name and in consideration for payment by each Investor to the Company of the Purchase Price as indicated on Schedule 1.1 hereto. The Investors will be afforded  Registration  Rights  with  respect to the  Underlying  Securities  in accordance with the Registration  Rights Agreement  attached hereto as Exhibit C
(the "Registration  Rights" together with the Common Stock Purchase Warrants and the Additional Warrants (as defined below),  Certificate of Designations and the
License  and  Distribution  Agreement  referenced  in Section  I.3  hereof,  the
"Ancillary  Documents").  Any  Investor  who  purchases  $2.0 million or more of
Series E Preferred  Stock shall  receive  additional  five (5) year  warrants to purchase  500,000  shares of Common  Stock,  at the same  exercise  price of the
Common Stock Purchase  Warrants (the  "Additional  Warrants").

The Common Stock Purchase Warrants and the Additional  Warrants are collectively referred to as the "Warrants."

            I.2 The  Closing.  (a) The  initial  closing of the  issuance of the
Series E Preferred  Stock and Warrants (the "Initial  Closing") shall take place at the offices of Olshan Grundman Frome  Rosenzweig  &  Wolosky LLP, 505
Park Avenue,  New York, New York 10022-1170,  on the date that this Agreement is executed by the parties  hereto (the time and date of the Closing  being  hereto referred to as the "Initial  Closing  Date").  On the Initial Closing Date there will be delivered to the Investors the Series E Preferred  Stock and Warrants to
be purchased by them in accordance  with Schedule 1.1 hereto and the other terms hereof  against  delivery by the Investors of checks payable to the order of the
Company (or wire transfers) in the full amount of the Purchase  Price.  Prior to the Initial Closing Date, the  Certificate of  Designations  shall be filed with the Secretary of State, State of Delaware.

            (b) Subject to the terms and provisions of this Agreement, if any of the securities  offered hereby are not sold at the Initial Closing,  the Company may at any time within sixty (60) days following the Initial  Closing,  sell the remaining  securities at the same purchase price as the securities purchased and sold at the Initial  Closing (the  "Subsequent  Closings").  Any such Subsequent
Closing  shall be upon the same  terms and  conditions  as those in the  Initial
Closing,  and such  additional  investors shall become parties to this Agreement and the Registration  Rights Agreement.  Any such additional  investors shall be deemed to be an "Investor" for all purposes under this Agreement.

            I.3  License  and  Distribution  Agreement.  Simultaneous  with  the
execution  of  this  Agreement,   the  Company  and  FalconStor  Software,  Inc.
("FalconStor") shall enter into a License and Distribution Agreement pursuant to which  FalconStor  will be  granted a  non-exclusive  ten (10) year  license  to market,  distribute,  resell and sublicense the Company's products.  The form of the License and Distribution Agreement is attached hereto as Exhibit D.

                                   ARTICLE II.

           Representations, Warranties, and Agreements of the Company
           ----------------------------------------------------------

                        The Company represents and warrants to, and agrees with,
the Investors as follows:

            II.1  Corporate  Organization  and  Qualification.  The Company is a
corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation,  and is qualified to transact business and is in good standing as a foreign  corporation in every jurisdiction in which its ownership, leasing, licensing or use of property or assets or the conduct of its business makes such qualification necessary,  except in such jurisdictions where the failure to be so  qualified  or in good  standing  would not have a material adverse effect on the business,  results of operations,  financial  condition or prospects of the Company.  The Company has no subsidiaries  except for Network-1
Acquisition  Corp.  (which  does not conduct  any  business or own any  material assets) and has no  investment,  whether by way of  ownership  of stock or other securities or by loan,

advance or otherwise,  in any  corporation,  partnership,  firm,  association or other business  entity.  The Company has all required power and authority to own its property and to carry on its  business as now  conducted  and proposed to be conducted.

            II.2 Validity of  Transaction.  The Company has all requisite  power and authority to execute,  deliver and perform this  Agreement and the Ancillary
Documents,  and to issue  the  Series E  Preferred  Stock  and  Warrants  to the
Investors.  All necessary  corporate  proceedings  of the Company have been duly taken to authorize the execution,  delivery and  performance of this  Agreement, the  Ancillary  Documents,  the Series E  Preferred  Stock and  Warrants  and to
authorize  the issuance and sale of the Series E Preferred  Stock and  Warrants, and upon  conversion  of the  Series  E  Preferred  Stock  and  exercise  of the
Warrants,  to  authorize  the  issuance  of  the  Underlying  Securities  to the
Investors. This Agreement, the Ancillary Documents, the Series E Preferred Stock
and Warrants have been duly  authorized,  executed and delivered by the Company, are the legal, valid and binding obligations of the Company, and are enforceable as to the Company in accordance with their  respective  terms,  except as may be limited by  applicable  bankruptcy,  reorganization,  insolvency,  moratorium or other similar laws or by legal or equitable  principles  relating to or limiting creditors'  rights generally or as rights to  indemnification  may be limited by applicable  securities  laws.  Except as to filings which may be required  under applicable state securities regulations,  no consent,  authorization,  approval, order,  license,  certificate,  or permit of or from, or  declaration  or filing with, any Federal,  state, local or other governmental authority or of any court or other tribunal is required by the Company in connection with the transactions contemplated  hereby.  No  consent  of any  party  to any  contract,  agreement, instrument, lease, license, arrangement or understanding to which the Company is a party,  or by which any of its properties or assets is bound,  is required for the execution,  delivery or performance  by the Company of this  Agreement,  the
Ancillary Documents,  the Series E Preferred Stock, Warrants and the issuance of the Underlying  Securities.  The execution,  delivery,  and  performance of this
Agreement, the Ancillary Documents, the Series E Preferred Stock and Warrants by
the Company will not violate,  result in a breach of,  conflict with or (with or without the giving of notice or the  passage of time or both)  entitle any party to terminate or call a default under any such contract,  agreement,  instrument, lease, license,  arrangement or understanding,  or violate or result in a breach of any term of the Certificate of  Incorporation  or By-laws of the Company,  or violate,  result in a breach of, or  conflict  with any law,  rule,  regulation, order,  judgment  or  decree  binding  on the  Company  or to  which  any of its operations,  business,  properties or assets is subject. The registration rights granted to the Investors,  in accordance with the Registration Rights Agreement, do not  violate  any of the  terms and  conditions  of the  registration  rights previously  granted by the Company to other holders of the Company's  securities or any other  agreements  to which the Company is a party.  The shares of Common
Stock issuable upon  conversion of the Series E Preferred  Stock and exercise of the  Warrants  are  duly  authorized,  have  been  reserved  for  issuance  upon conversion of the Series E Preferred  Stock and upon exercise of the Warrants in accordance  with the terms  thereof,  will be validly  issued,  fully paid,  and nonassessable, will not have been issued in violation of any preemptive right of stockholders  or rights of first refusal and the Investors  will have good title to the Underlying  Securities,  free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders agreements and voting trusts.

            II.3  Capitalization.  The  authorized  capital stock of the Company consists of 25,000,000  shares of Common Stock and 5,000,000 shares of preferred stock,  par value $.01 per share, of which 3,500,000 shares have been designated
Series E Convertible Preferred Stock, having the designations,  dividend rights, voting powers, conversion rights, rights on liquidation or dissolution and other preferences  or other special  rights,  and the  qualifications,  limitations or restrictions thereof, set forth in the Certificate of Designations.  Immediately prior to the Initial Closing,  the Company shall have 6,467,458 shares of Common
Stock and 231,054 shares of Series D Preferred Stock outstanding. All issued and outstanding  shares  of Common  Stock and  Series D  Preferred  Stock  have been validly issued and are fully paid and  nonassessable and have not been issued in violation of any Federal or state securities laws.  Except for the obligation of the Company to issue (a) the Underlying Securities upon conversion of the Series
E  Preferred  Stock,  and upon  exercise  of the  Warrants,  (b) the  securities issuable upon conversion of the Series D Preferred Stock  outstanding,  (c) upon the exercise of the options,  warrants and  convertible  securities  (except for outstanding  Series D  Preferred  Stock  referenced  above)  that are  currently outstanding to purchase  2,374,398 shares of Common Stock (excluding the options issued  under the  Company's  Stock  Option  Plan as set forth in the  following clause (d)), and (d) upon the exercise of options to purchase  1,369,273  shares of Common Stock issued under the Company's Stock Option Plan,  there are not, as of the date  hereof,  any  outstanding  or  authorized  subscriptions,  options, warrants,  calls,  rights,  commitments or any other  agreements  obligating the
Company  to issue (i) any  additional  shares of its  capital  stock or (ii) any securities  convertible  into, or exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock except (as set forth in the  Disclosure  Schedule)  for (i)  securities  to be  issued as a result of anti-dilution  protection  relating to the outstanding  Series D Preferred Stock and  certain  outstanding  warrants  issued  in  connection  with the  Company's
December  1999  private  financing  and  (ii) in  accordance  with a  consulting arrangement with Sage Alliance.  Other than the Company's Stock Option Plan, the
Company has not adopted or authorized  any plan for the benefit of its officers, employees, or directors which require or permit the issuance, sale, purchase, or grant of any shares of the Company's  capital stock, any securities  convertible into, or exercisable or  exchangeable  for, or evidencing the right to subscribe for any shares of the Company's capital stock or any phantom shares or any stock
appreciation  rights.  The  Company  is  under  no  obligation   (contingent  or
otherwise) to purchase or otherwise  acquire or retire any shares of its capital stock,  except as may be provided with respect to options  outstanding under the
Stock Option Plan.

            II.4 Financial Statements.  The financial statements of the Company, including the notes  thereto,  as they appear in the Company's  Annual Report on
Form  10-KSB  for the year  ended  December  31,  2000  (the  "10-KSB")  and the
Company's  Quarterly  Report on Form 10-QSB for the quarterly  period ended June
30, 2001 (the "10-QSB"), respectively (the "Financials"), fairly present, in all material  respects,  the  financial  position and results of  operations  of the
Company at the dates thereof and for the periods covered  thereby,  subject,  in the case of interim  periods,  to  year-end  adjustments  and  normal  recurring accruals and to the extent that such Financials may not include footnotes.  Such
Financials have been prepared in conformity with generally  accepted  accounting principles ("GAAP"), consistently applied throughout the periods involved except as may  otherwise

be stated therein and except that the notes in the interim financial  statements may be abbreviated and do not contain all of the  information  that is contained in the notes to the audited  financial  statements.  The Company has no material liabilities or obligations, contingent, direct, indirect or otherwise except (i)
as set forth in the latest  balance  sheet  included  in the  Financials  or the footnotes  thereto  (the date of such  balance  sheet  being  referred to as the
"Balance  Sheet  Date"),  and (ii)  those  incurred  in the  ordinary  course of business since the Balance Sheet Date.

            II.5 No  Undisclosed  Liabilities.  The  Company  does  not have any liabilities  or  obligations  of any  nature  required  to be set  forth  in the
Financials  under GAAP,  whether or not accrued,  contingent or  otherwise,  and there is no existing  condition,  situation  or set of  circumstances  which may result in such a liability or obligation,  except (a) liabilities or obligations of the Company  reflected in its Securities and Exchange  Commission (the "SEC")
filings and in the Financial Statements or (b) liabilities and obligations which are  not,  individually  or in the  aggregate,  reasonably  expected  to  have a material adverse effect on the Company.

            II.6  Legal  Proceedings.  Except  as set  forth  in the  Disclosure
Schedule  annexed  hereto  as  Schedule  1.2,  there  are  no  actions,   suits,
proceedings, claims or hearings of any kind or nature existing or pending or, to the best knowledge of the Company,  threatened and, to the best knowledge of the
Company,  no  investigations  or  inquiries,  before or by any  court,  or other governmental  authority,  tribunal or instrumentality (or, to the Company's best knowledge,  any  state of facts  that  would  give  rise  thereto),  pending  or threatened  against the Company,  or involving  the  properties  of the Company, that,  individually or in the aggregate as to any matter covered by this Section
II.6,  are  reasonably  likely to result in any material  adverse  effect on the
Company  or  that  might  adversely   affect  the  transactions  or  other  acts
contemplated  by this  Agreement or the  Ancillary  Documents or the validity or enforceability of this Agreement or the Ancillary Documents.

            II.7  SEC  Filings.  The  Company  has  filed  all  forms,  reports, statements and other documents  required to be filed with (i) the SEC including, without  limitation,  (A) all Annual  Reports on Form 10-KSB,  (B) all Quarterly
Reports on Form 10-QSB,  (C) all Reports on Form 8-K,  (D) all other  reports or registration  statements  and (E) all  amendments  and  supplements  to all such reports  and  registration  statements  (collectively  referred  to as the  "SEC
Reports") and (ii) any other applicable  state securities  authorities (all such forms,  reports,  statements and other documents in (i) and (ii) of this Section
II.7 being referred to herein, collectively,  as the "Reports"). The Reports (i)
were prepared in all material  respects in accordance  with the  requirements of applicable law (including,  with respect to the SEC Reports,  the Securities Act of 1933, as amended (the "Securities  Act"), and the Securities  Exchange Act of
1934,  as amended (the  "Exchange  Act"),  as the case may be, and the rules and regulations of the SEC  thereunder  applicable to such SEC Reports) and (ii) did not at the time they were filed contain any untrue  statement of a material fact or omit to state a material fact  required to be stated  therein or necessary in order to make the statements  therein,  in the light of the circumstances  under which they were made,  not  misleading.  In addition,  since the last  quarterly report of the  Company on Form  10-QSB  filed  with the SEC,  there have been no material events that require disclosure under the Exchange Act.

            II. 8 Finder or Broker.  Neither the  Company  nor anyone  acting on behalf of the Company has negotiated with any finder,  broker or intermediary or similar person in connection with the transactions contemplated herein.

            II. 9 Taxes.  The  Company has filed all federal tax returns and all state and municipal and local tax returns  (whether  relating to income,  sales, franchise,  withholding,  real or  personal  property  or other  types of taxes)
required to be filed under the laws of the United States and applicable  states, and has paid in full all taxes which have become due pursuant to such returns or claimed to be due by any taxing authority or otherwise due and owing;  provided, however,  that the Company  has not paid any tax,  assessment,  charge,  levy or license fee that it is  contesting in good faith and by proper  proceedings  and adequate  reserves for the accrual of same are  maintained  if required by GAAP.
The  Company  believes  that  each of the tax  returns  heretofore  filed by the
Company  correctly  and  accurately  reflects  the  amount of its tax  liability
thereunder.   The  Company  has   withheld,   collected  and  paid  all  levies,
assessments, license fees and taxes to the extent required.

                                  ARTICLE III.

          Representations, Warranties, and Agreements of the Investors
          ------------------------------------------------------------

            Each of the  Investors,  severally and not jointly,  represents  and warrants to, and agrees with, the Company as follows:

            III.1  Organization.  Such Investor (if not an  individual)  is duly organized under the laws of the state of its  jurisdiction  of organization  and has full power and authority to enter into this  Agreement and to consummate the transactions  set forth herein.  The address set forth on Schedule 1.1 hereof is such Investor's true and correct business, residence or domicile address.

            III.2  Accredited Investor, Experience, Access to Information, etc.
                   -----------------------------------------------------------

            (a) Such  Investor  and, to the  knowledge  of such  Investor,  each limited  partner of such Investor in the case of an Investor  which is a limited partnership,  and each partner of such Investor in the case of an Investor which is a general partnership,  is an "accredited  investor," as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act;

            (b) Such  Investor  and,  to the  knowledge  of such  Investor,  the shareholders  of the general  partner of such Investor,  if any, and each of the limited  partners of such Investor,  if any, have had substantial  experience in investing in private  transactions  like this one, are capable of evaluating the merits  and  risks of an  investment  in the  Company  and  understands  that an investment  in the Series E  Preferred  Stock and  Warrants is  speculative  and involves a high degree of risk and should not be purchased by any one who cannot afford  the  loss of  their  entire  investment.  Such  Investor  has  carefully considered the Risk Factors set forth in Exhibit E hereof; and

            (c) Such Investor acknowledges that it has had a full opportunity to discuss the business,  management and financial  affairs of the Company with the
Company's management.  Such Investor has reviewed the Company's Annual Report on
Form 10-KSB for the year ended  December  31, 2000 and the  Company's  Quarterly
Report on Form  10-QSB for the  quarterly  period  ended  June 30,  2001 and all additional  requested  documents from the Company and has had a full opportunity to ask  questions  of, and receive  answers  from,  the  officers of the Company concerning  the terms and  conditions  of this  Agreement,  the  purchase of the
Series  E  Preferred  Stock  and  Warrants,  the  business,  operations,  market potential, capitalization, financial condition and prospects of the Company, and all other matters deemed  relevant by the Investor.  Such Investor  acknowledges that it has had an opportunity to evaluate all information regarding the Company as it has deemed  necessary  or desirable in  connection  with the  transactions contemplated by this Agreement,  has  independently  evaluated the  transactions contemplated  by this  Agreement  and has reached its own decision to enter into this Agreement.

            III.3  Investment  Intent.  Such  Investor is acquiring the Series E
Preferred  Stock and Warrants and the  Underlying  Securities for its or his own
account for investment  and not with a view to, or for sale in connection  with, any public  distribution  thereof  in  violation  of the  Securities  Act.  Such
Investor  understands  that none of the shares of Series E  Preferred  Stock and
Warrants or the Underlying  Securities  have been  registered for sale under the
Securities Act or qualified under  applicable state securities laws and that the shares of Series E Preferred  Stock and Warrants and the  Underlying  Securities
are being offered and sold to such Investor  pursuant to one or more exemptions.
Such Investor  understands that it must bear the economic risk of its investment in the Company for an indefinite period of time, as the Series E Preferred Stock and Warrants and the Underlying  Securities  cannot be sold unless  subsequently registered  under the Securities Act and qualified under state  securities laws, unless an exemption from such registration and qualification is available.  Such
Investor  acknowledges that no public market for the Series E Preferred Stock or
Warrants of the Company presently exists and none may develop in the future.

            III.4  Transfer  of  Securities.  Such  Investor  will  not  sell or otherwise  dispose of any Series E Preferred  Stock and  Warrants or  Underlying
Securities  unless (a) a registration  statement with respect thereto has become effective  under  the  Securities  Act and such  Series E  Preferred  Stock  and
Warrants and Underlying  Securities have been qualified under  applicable  state securities  laws or (b) there is presented to the Company notice of the proposed transfer and, if it so requests, a legal opinion reasonably  satisfactory to the
Company that such  registration  and  qualification  is not required;  provided, however,  that no such registration or qualification or opinion of counsel shall be necessary for a transfer by such Investor (i) to any entity controlled by, or under common  control with,  such Investor,  (ii) to a  shareholder,  partner or officer  of such  Investor,  (iii) to a  shareholder,  partner or officer of the general partner of such Investor, (iv) to the spouse, lineal descendants, estate or a trust or for the benefit of any of the  foregoing  or (v) by  operation  of law, provided the transferee agrees in writing to be subject to the terms hereof to the same extent as if he were such Investor.  Such Investor consents that any transfer  agent of the Company may be  instructed  not to transfer  any Series E
Preferred  Stock and  Warrants  or  Underlying  Securities  unless  it  receives satisfactory

evidence of  compliance  with the  foregoing  provisions,  and that there may be endorsed upon any certificate (or other instrument) representing such securities
(and any  certificates  issued in  substitution  therefor) the following  legend calling  attention to the  foregoing  restrictions  on  transferability  of such shares, stating in substance:

            "THESE  SECURITIES  HAVE NOT  BEEN  REGISTERED  UNDER  THE
            SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS
            OF ANY  STATE  AND MAY NOT BE SOLD OR  TRANSFERRED  IN THE
            ABSENCE OF SUCH  REGISTRATION  OR ANY EXEMPTION  THEREFROM
            UNDER SUCH ACT AND LAWS, IF APPLICABLE. THE COMPANY, PRIOR
            TO PERMITTING A TRANSFER OF THESE SECURITIES,  MAY REQUIRE
            AN OPINION OF COUNSEL OR OTHER ASSURANCES  SATISFACTORY TO
            IT AS TO  COMPLIANCE  WITH OR EXEMPTION  FROM SUCH ACT AND
            LAWS"

The Company shall,  upon the request of any holder of Series E Preferred  Stock,
Warrants or Underlying Securities and the surrender of such securities,  issue a new stock  certificate  and Warrants  without such legend if (A) the Warrants or stock evidenced by such  certificate has been  effectively  registered under the
Securities Act and qualified under any applicable  state securities law and sold by the holder thereof in accordance with such registration and qualification, or
(B) such holder shall have  delivered to the Company a legal opinion  reasonably satisfactory to the Company to the effect that the restrictions set forth herein are no longer  required or necessary  under the Securities Act or any applicable state law.

            III.5  Authorization.  All  actions  on the  part of  such  Investor necessary for the  authorization,  execution,  delivery and  performance by such
Investor  of this  Agreement  have  been  taken.  This  Agreement  has been duly authorized,  executed and delivered by such  Investor,  is the legal,  valid and binding obligations of such Investor, and are enforceable as to such Investor in accordance with their respective  terms,  except as may be limited by applicable bankruptcy,  reorganization,  insolvency, moratorium or other similar laws or by legal  or  equitable  principles  relating  to  or  limiting  creditors'  rights generally  or  as  rights  to  indemnification  may  be  limited  by  applicable securities laws.

            III.6 Finder or Broker.  Neither such Investor nor any person acting on behalf of such Investor has negotiated with any finder, broker,  intermediary or similar person in connection with the transactions contemplated herein.

                                   ARTICLE IV

                                 Indemnification
                                 ---------------

            IV.1 Indemnification by Investors. (a) Each Investor,  severally and not jointly, agrees to indemnify and hold harmless the Company, its officers and directors,  employees,  agents and representatives and affiliates and each other person, if any, who controls any thereof,  against any loss,  liability,  claim, damage  and  expense  whatsoever  (including,  but not  limited  to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation  commenced or threatened or any claim whatsoever) arising out  of or  based  upon  any  untruth,  inaccuracy,  or  breach  of  any  of the representations,  warranties, covenants or agreements of such Investor contained in this Agreement or in any other document  furnished by such Investor to any of the foregoing in connection with this transaction.

            IV.2 Indemnification by the Company. The Company agrees to indemnify and hold harmless the Investors, its officers and directors,  employees, agents, representatives  and affiliates and each other person,  if any, who controls any thereof,  against any loss,  liability,  claim,  damage and  expense  whatsoever
(including,  but not  limited  to, any and all  expenses  whatsoever  reasonably incurred  in  investigating,  preparing  or  defending  against  any  litigation commenced or  threatened or any claim  whatsoever)  arising out of or based upon any untruth,  inaccuracy,  or breach of any of the representations,  warranties, covenants or  agreements  of the Company  contained in this  Agreement or in any other  document  furnished by the Company to any of the  foregoing in connection with this transaction.

            IV.3 Notices of Claims.  Promptly  after  receipt by an  indemnified party of notice of the  commencement  of any action or  proceeding  involving  a claim referred to in Section IV.1 and IV.2,  such  indemnified  party will, if a claim in respect  thereof  is to be made  against an  indemnifying  party,  give written  notice to the  latter of the  commencement  of such  action;  provided, however,  that the failure of any  indemnified  party to give notice as provided herein shall not relieve the indemnifying party of its obligations under Section
IV  hereof,  except  to the  extent  that the  indemnifying  party  is  actually prejudiced  by such failure to give  notice.  In case any such action is brought against an  indemnified  party,  the  indemnifying  party  shall be  entitled to participate  in and to  assume  the  defense  thereof,  jointly  with any  other indemnifying  party  similarly  notified  to the extent  that it may wish,  with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying  party to such  indemnified  party of its election so to assume the  defense  thereof,  the  indemnifying  party  shall  not be  liable  to such indemnified party for any legal or other expenses  subsequently  incurred by the latter in connection  with the defense  thereof other than  reasonable  costs of investigation;  provided,  however,  that if the  indemnified  party  reasonably believes it is advisable for it to be  represented by separate  counsel  because there  exists a conflict of  interest  between  its  interests  and those of the indemnifying party with respect to such claim, or there exist defenses available to such indemnified party which may not be available to the indemnifying  party, or if the  indemnifying  party  shall  fail to  assume  responsibility  for such defense,  the  indemnified  party may retain counsel  satisfactory to it and the indemnifying  party  shall  pay  all  fees  and  expenses  of such  counsel.  No indemnifying  party  shall  be  liable  for  any  settlement  of any  action  or proceeding  effected  without its written  consent,  which  consent shall not be unreasonably  withheld or delayed.  No  indemnifying  party  shall,  without the consent of the indemnified party, consent to entry of any judgment or enter into any  settlement  which does not  include as an  unconditional  term  thereof the giving by the claimant or plaintiff to such indemnified  party of a release from all liability in respect to such claim or litigation  or which  requires  action other than the  payment of money by the  indemnifying  party.  Each  indemnified party shall furnish such  information  regarding itself or the claim in question as an  indemnifying  party may  reasonably  request in  writing  and as shall be reasonably requested in connection with the defense of such claim and litigation resulting therefrom.

            IV. 4 Contribution.  If the indemnification  provided for in Section
IV.1 and IV.2 shall for any reason be held by a court of competent  jurisdiction to be unavailable to an indemnified party in respect of any loss, claim,  damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable  under  Section IV.1 or IV.2 hereof,  the  indemnified  party and the indemnifying party shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with  investigating  the same),  (a) in such  proportion  as is  appropriate  to reflect the relative  fault of the Company and the Investors in connection  with the  statement  or  omissions  which  resulted  in such loss,  claim,  damage or liability, or action in respect thereof, as well as any other relevant equitable consideration  (the  relative  fault of the  Company  and such  Investors  to be determined by reference  to, among other  things,  whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information  supplied by the Company or the Investors
and  the  parties'  relative  intent,  knowledge,   access  to  information  and
opportunity  to correct or prevent  such  statement  or  omission) or (b) if the allocation  provided by clause (a) above is not permitted by applicable  law, in such  proportion  as shall be  appropriate  to  reflect  the  relative  benefits received by the Company and the Investors  from the offering of the  securities.
No person guilty of fraudulent  misrepresentation (within the meaning of Section
11(f) of the Securities Act) shall be entitled to  contribution  from any person who was not guilty of such fraudulent misrepresentation.  In addition, no person shall be  obligated  to  contribute  hereunder  any  amounts  in  payment of any settlement of any action or claim effected without such person's consent,  which consent shall not be unreasonably withheld or delayed.

                                    ARTICLE V
                              Additional Provisions
                              ---------------------

            V.1 CEO  Hiring.  Immediately  following  the Initial  Closing,  the
Company  agrees to use its best efforts to hire a new Chief  Executive  Officer.
The holders of a majority  of the Series E Preferred  Stock shall have the right to approve the hiring of a new Chief Executive Officer.

            V.2 Board Observer Rights.  Following the Initial Closing,  Wheatley
Partners  II,  L.P.,   ("Wheatley")  shall  have  the  right  to  send  two  (2)
representatives  (who need not be the same  individuals from meeting to meeting)
to observe each meeting of the Board of  Directors.  The Company  agrees to give
Wheatley  written  notice of each such meeting and to provide  Wheatley  with an agenda  no later  than it gives  such  notice  and  provides  such  items to the directors.

            V.3 FalconStor Voting  Agreement.  For so long as the holders of the outstanding  shares of Series E  Preferred  Stock own at least 10% of the voting stock of the Company,  and FalconStor  owns any  outstanding  shares of Series E

Preferred  Stock,  FalconStor  agrees,  for all  actions to be voted upon by the holders of the Series E Preferred  Stock, to vote all of its outstanding  shares of Series E  Preferred  Stock,  and all of its  outstanding  shares,  if any, of
Common  Stock issued upon the  conversion  or exercise of its Series E Preferred
Stock,  Common Stock  Purchase  Warrants and  Additional  Warrants,  in the same manner as the holders of the majority of the Series E Preferred  Stock excluding the Series E Preferred Stock owned by FalconStor.

            V.4 Investment  Banking Firms and Public Relations Firms.  Following
the Initial Closing the Company shall hire  investment  banking firms and public relations firms satisfactory to Wheatley.

            V.5 Communications.  All notices or other  communications  hereunder shall be in writing and shall be given by registered or certified  mail (postage prepaid and return receipt  requested),  by an overnight  courier  service which obtains a receipt to  evidence  delivery or by telex or  facsimile  transmission
(provided that written  confirmation  of receipt is provided),  addressed as set forth below:

            If to the Company:

                 Network-1 Security Solutions, Inc.
                 1601 Trapelo Road
                 Waltham, MA 02451
                 Attention: Murray P. Fish, President and Chief Financial Officer

            With a copy to:
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                 505 Park Avenue
                 New York, New York 10022-1170
                 Attention:  Sam Schwartz, Esq.

            If to the Investors,  at their respective  addresses as set forth on
Schedule  1.1 hereto,  or such other  address as any party may  designate to the other in accordance  with the aforesaid  procedure and with a copy to:  Morrison
Cohen Singer &  Weinstein, LLP, 750 Lexington Avenue, New York, New York
10022,  Attn: Michael Reiner,  Esq.,  counsel to the Investors.  All notices and other  communications  sent by overnight courier service shall be deemed to have been given as of the next  business day after  delivery  thereof to such courier service,  those given by telex or facsimile  transmission  shall be deemed given when sent, and all notices and other communications sent by mail shall be deemed given as of the  third  business  day after the date of  deposit  in the  United
States mail.

            V.6  Successors  and  Assigns.  The  Company  may not sell,  assign, transfer or  otherwise  convey any of its rights or  delegate  any of its duties
under  this  Agreement,   except  to  a  corporation   which  has  succeeded  to
substantially  all of the  business and assets of the Company and has assumed in writing  its  obligations  under this  Agreement,  and this  Agreement  shall be binding on the Company and such successor. This Agreement shall be binding upon, inure to the  benefit  of,  and be  enforceable  by,  the  Investors  and  their successors and assigns.

            V.7  Amendments  and Waivers.  Neither this  Agreement  nor any term hereof may be changed or waived  (either  generally or in a particular  instance and either  retroactively  or  prospectively)  absent the written consent of the holders of a majority of the Series E Preferred Stock then outstanding.

            V.8  Survival  of   Representations,   Etc.   The   representations,
warranties,  covenants  and  agreements  made  herein or in any  certificate  or document  executed  in  connection  herewith  shall  survive the  execution  and delivery  of this  Agreement  and the  issuance  and  delivery  of the  Series E
Preferred Stock,  Warrants and Underlying  Securities to the Investors and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor or the Company.

            V.9 Delays or  Omissions;  Waiver.  No delay or omission to exercise any right,  power or remedy accruing to either the Company or the Investors upon any breach or default by the other under this  Agreement  shall  impair any such right,  power or  remedy  nor shall it be  construed  to be a waiver of any such breach or  default,  or any  acquiescence  therein or in any  similar  breach or default  thereafter  occurring;  nor shall any  waiver of any  single  breach or default  be deemed a waiver  of any  other  breach  or  default  theretofore  or thereafter occurring.

            V.10 Entire  Agreement.  This Agreement  (together with the exhibits attached hereto)  contains the entire  understanding of the parties with respect to their  respective  subject  matter and all prior  negotiations,  discussions, commitments and understandings  heretofore had between them with respect thereto are merged herein and therein.

            V.11 Expenses. The Company shall, at the Closing and upon receipt of an invoice,  reimburse  reasonable  fees and  expenses of Morrison  Cohen Singer
& Weinstein LLP, counsel to the Investors.

            V.12 Headings.  All article and section headings herein are inserted for  convenience  only and  shall  not  modify or  affect  the  construction  or interpretation of any provision of this Agreement.

            V.13 Counterparts;  Governing Law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together  shall  constitute  one and the same  instrument.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of
New York, without giving effect to conflict of laws.

            V.14 Further Actions.  At any time and from time to time, each party agrees, without further  consideration,  to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

            V.15  Gender.  As the  context  so  requires,  terms  herein  in the masculine  form shall be  construed  to  include  the  feminine  form as well as neuter.

                                       13

            IN WITNESS  WHEREOF,  this  Agreement  has been duly executed on the date herein above set forth.

                                  NETWORK-1 SECURITY SOLUTIONS, INC.

                                  By: /s/ Murray P. Fish
                                      -------------------------------------
                                       Murray P. Fish
                                       President and Chief Financial Officer

                                  INVESTORS